                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             SCHEDULE 13D AMENDMENT

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                             CONE MILLS CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)


                                   206814 10 5
                                 (CUSIP Number)


                            Albert A. Woodward, Esq.
                        Leonard, Street And Deinard, P.A.
                             150 South Fifth Street
                                   Suite 2300
                          Minneapolis, Minnesota 55402
                                 (612) 335-1500
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                DECEMBER 19, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                      (Cover page continued on next 4 pages)

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
------------------------------------------------------------- ------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   MARC H. KOZBERG
------------------------------------------------------------- ------------------
(2) Check the  appropriate  box if a member of                (a)     X
a group  (see instructions)                                   ------------------
                                                              (b)
------------------------------------------------------------- ------------------
(3) SEC use only..........................................
------------------------------------------------------------- ------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d)or 2(e).
------------------------------------------------------------- ------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    134,979

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    134,979

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ------------------
(11) Aggregate amount  beneficially  owned by                 134,979
each reporting person.
------------------------------------------------------------- ------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------- ------------------
(13) Percent of class represented by amount in Row (11)...    0.5%
------------------------------------------------------------- ------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ------------------

                                       2


                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
------------------------------------------------------------- ------------------
(1) Names of reporting persons............................    BRUCE E. HENDRY
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- ------------------
(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)                                                 ------------------
                                                              (b)
------------------------------------------------------------- ------------------
(3) SEC use only..........................................
------------------------------------------------------------- ------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ------------------
Number of shares beneficially owned by each reporting person with:


     (7) Sole voting power................................    1,261,192

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    1,261,192

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------  -----------------
(11) Aggregate amount  beneficially owned by
each reporting person.                                        1,261,192

------------------------------------------------------------- ------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------- ------------------
(13) Percent of class represented by amount in Row (11)...    4.9%
------------------------------------------------------------ -------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ------------------

                                       3


                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
----------------------------------------------------------- ------------------
(1) Names of reporting persons............................  DR. DEMETRE NICOLOFF
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------ ------------------
(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)                                                 ----------------

                                                              (b)
------------------------------------------------------------- ------------------
(3) SEC use only..........................................
------------------------------------------------------------- ------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    316,778

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    316,778

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ------------------
(11) Aggregate amount  beneficially owned by
each reporting person.                                        316,778
------------------------------------------------------------- ------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------- ------------------
(13) Percent of class represented by amount in Row (11)...    1.2%
------------------------------------------------------------- ------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ------------------

                                       4


                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
------------------------------------------------------------- ------------------
(1) Names of reporting persons............................   MARVIN W. GOLDSTEIN
I.R.S. Identification Nos. of above persons (entities only).
------------------------------------------------------------- ------------------
(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)                                                 ------------------
                                                              (b)
------------------------------------------------------------- ------------------
(3) SEC use only..........................................
------------------------------------------------------------- ------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d)or 2(e).
------------------------------------------------------------- ------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    188,500

     (8) Shared voting power..............................    12,000

     (9) Sole dispositive power...........................    188,500

     (10) Shared dispositive power........................    12,000
------------------------------------------------------------- ------------------
(11) Aggregate amount  beneficially  owned by
each reporting person.                                        200,500
------------------------------------------------------------- ------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------- ------------------
(13) Percent of class represented by amount in Row (11)...    0.6%
------------------------------------------------------------- ------------------

(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ------------------

                                       5

INTRODUCTION

         The members of this Section 13(d) filing group originally filed a
Schedule 13D relating to Cone Mills Corporation (the "Company") on December 16, 1998. The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 16, 1999, September 30, 1999, November 4, 1999, March 9,
2000 and July 14, 2000. This filing is the ninth amendment to the original
Schedule 13D filing.

         The Reporting Persons' responses to Items 1, 3, 4, and 6 remain unchanged, and the Reporting Persons hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment, except that Stanley I. Barenbaum and Irvin Kessler have left the reporting group.

1.  Marc H. Kozberg
2.  Bruce E. Hendry
3.  James A. Potter
4.  Susan N. Potter
5.  Dr. Demetre Nicoloff
6.  G. James Spinner
7.  Robert H. Paymar
8.  The Temple Company, L.L.P.
9.  Charmel Limited Partnership
10. Charmel Enterprises, Inc.
11. Richard Fitzgerald
12. Charles Barry
13. Melanie Barry
14. Marvin W. Goldstein

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of December 20, 2000 by each of the Holders is set forth below:

                                     Number of Shares         Percentage of
                  Name                of Common Stock        Outstanding Shares
                  ----                ---------------        ------------------
         Marc H. Kozberg                   134,979               0.5%
         Bruce E. Hendry                 1,261,192               4.9%
         Dr. Demetre Nicoloff              316,778               1.2%
         G. James Spinner                  107,164               0.4%
         Robert H. Paymar                  172,904               0.7%
         James A. Potter(1)                 64,661               0.3%
         Susan N. Potter(2)                 10,370     LESS THAN 0.1%
         The Temple Company, L.L.P.        142,160               0.6%
         Charmel Limited Partnership       693,200               2.7%
         Charmel Enterprises, Inc.(4)      693,200               2.7%
         Richard Fitzgerald(3)             142,160               0.6%
         Charles Barry(4)                  835,360               3.3%
         Melanie Barry(4)                  693,200               2.7%
         Marvin W. Goldstein               200,500               0.6%

-----------------------
(1) Includes 6,500 shares of Common Stock controlled as custodian f/b/o minor children, 6,500 shares of Common Stock owned by Susan N. Potter and 3,870 shares owned jointly with Susan N. Potter
(2) Includes 3,870 shares owned jointly with James A. Potter
(3) Includes 142,160 shares of Common Stock owned by The Temple Company, L.L.P.
(4) Includes 693,200 shares of Common Stock owned by Charmel Limited Partnership

         The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

         According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer had 25,506,569 shares of Common Stock outstanding as of October 27, 2000. The Holders, as of December 20, 2000, collectively own 3,093,538 shares of the Issuer's Common Stock, constituting approximately 12.1% of the Issuer's outstanding voting Common Stock. Transactions by the Holders in Common Stock of the Issuer not previously reported by the Holders in a Schedule 13D filing relating to the securities of the Issuer:

                                         TYPE OF        NUMBER OF         PRICE/
          NAME            DATE         TRANSACTION       SHARES           SHARE
          ----            ----         -----------       ------           -----
Marc H. Kozberg         08/24/00      Bought              5,000           5.0000
Marvin W. Goldstein     08/25/00      Bought             20,198           4.6000
Marc H. Kozberg         08/30/00      Received(1)           809            N/A
Bruce E. Hendry         11/01/00      Received(1)         1,516            N/A
Marc H. Kozberg         11/01/00      Received(1)         1,758            N/A
Dr. Demetre Nicoloff    12/19/00      Bought             14,800           2.7601
Marvin W. Goldstein     12/19/00      Bought             48,500           2.8900
Bruce E. Hendry         12/20/00      Bought              5,000           2.9375

------------------
(1) Received as compensation for serving on the Board of Directors


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

                                   SIGNATURES

         After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: December 22, 2000

         /s/ Bruce E. Henry
---------------------------------------
Bruce E. Hendry

         /s/ Marc H. Kozberg
---------------------------------------
Marc H. Kozberg

         /s/ Dr. Demetre  Nicoloff
---------------------------------------
Dr. Demetre Nicoloff

         /s/ G. James Spinner
---------------------------------------
G. James Spinner

         /s/ Robert H. Paymar
---------------------------------------
Robert H. Paymar

         /s/ James A. Potter
---------------------------------------
James A. Potter

         /s/ Susan N. Potter
---------------------------------------
Susan N. Potter

THE TEMPLE COMPANY, L.L.P.

By:      /s/ Charles Barry
---------------------------------------
         Charles Barry, a partner


CHARMEL LIMITED PARTNERSHIP

By:   Charmel Enterprises, Inc.

      By:      /s/ Charles Barry
           -----------------------------
               Charles Barry, President


CHARMEL ENTERPRISES, INC.

By:   /s/ Charles Barry
      -----------------------------
      Charles Barry, President

         /s/ Richard Fitzgerald
---------------------------------------
Richard Fitzgerald

         /s/ Charles Barry
---------------------------------------
Charles Barry

         /s/ Melanie Barry
---------------------------------------
Melanie Barry

         /s/ Marvin W. Goldstein
---------------------------------------
Marvin W. Goldstein